
10032499


CEIVED
PROCESSING
NOV 2 2 2010
211
SECTION
ASH, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2009 (MM/DD/YY) AND ENDING 9/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abramson Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 9th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Abramson (212)628-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Abramson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abramson Financial, LLC, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

FRANK E. BISK
Notary Public, State of New York
No 02BI5041288
Qualified in New York County
Commission Expires ~~March 27,~~ 9/26/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAMSON FINANCIAL, LLC

CONTENTS


BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Abramson Financial, LLC

We have audited the statement of financial condition of Abramson Financial, LLC as of September 30, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2010

ABRAMSON FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

September 30, 2010

ASSETS	
Cash and cash equivalents	$336,172
Due from clearing broker	136,414
Prepaid expenses	331
Total assets	$472,917

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued expenses	$ 9,600
MEMBER'S EQUITY	463,317
Total liabilities and member's equity	$472,917

See accompanying notes

ABRAMSON FINANCIAL, LLC

STATEMENT OF INCOME

Year ended September 30, 2010

REVENUE	
Commissions	$435,380
Interest	173
Total revenue	435,553
EXPENSES	
Commissions paid to other broker-dealers	166,631
Rent	24,000
Professional fees	20,095
Other operating expenses	11,966
Regulatory fees and expenses	3,547
Total expenses	226,239
NET INCOME	$209,314

See accompanying notes

ABRAMSON FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended September 30, 2010

BALANCE, beginning of year	$ 360,148
Net income	209,314
Member's withdrawals	(106,145)
BALANCE, end of year	$ 463,317

See accompanying notes

ABRAMSON FINANCIAL, LLC

STATEMENT OF CASH FLOWS

For the year ended September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 209,314
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in	
Due from clearing broker	6,291
Prepaid expenses	(331)
Increase in	
Accrued expenses	1,330
Net cash provided by operating activities	216,604
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's withdrawals	(106,145)
Net increase in cash	110,459
CASH AND CASH EQUIVALENTS	
Beginning of year	225,713
End of year	$ 336,172

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Abramson Financial, LLC (the ***"Company"***), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(ii), in that the Company does not hold funds or securities for customers. The Company has negotiated a clearing agreement with Pershing LLC whereby all customer transactions are cleared on a fully-disclosed basis. The clearing broker carries all of the accounts of the Company's customers and maintains and preserves all related books and records as are customarily kept by the clearing broker.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers money market instruments to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("***GAAP***") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member Limited Liability Company, the Company is not subject to federal, state or local taxation. Rather, its taxable income is reported by its sole member on his personal income tax returns.

The Company follows the provisions in GAAP that provide guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service, New York State and New York City). As part of this review, the Company has evaluated all of its tax positions, including the position that it is not subject to an entity level income tax, and has determined that none of them are uncertain. As of September 30, 2010, the tax filings of the Company's sole member for the tax years ended December 31, 2008 and December 31, 2009 remain open. No examination of the sole member's tax filings has been initiated by any relevant taxing authority.

(3) NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010, the Company had net capital of $462,986, which was $457,986 in excess of the net capital requirements of $5,000. These net capital requirements may effectively restrict the Company's ability to make distributions to its sole member. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 at September 30, 2010.

(4) VARIOUS ASSETS AND CONCENTRATION OF CREDIT RISK

Due from clearing broker in the Statement of Financial Condition includes $36,414 in commissions receivable and a $100,000 deposit maintained in accordance with an agreement with the Company's clearing broker. The receivables and the Company's cash and cash equivalents represent concentrations of credit risk. Management believes the potential for loss is minimal.

(5) OFF-BALANCE-SHEET CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker.

(6) CONTINGENCIES AND COMMITMENTS

The company subleases its office space from its clearing broker. The term of the sublease ends on April 30, 2012 and may be terminated by either party upon nine months written notice. Under the terms of the sublease, the Company pays the clearing broker $2,000 per month. Rent expense was $24,000 for the year ended September 30, 2010. Future minimum payments under the sublease are $24,000 for the year ended September 30, 2011 and $14,000 for the year ending September 30, 2012.

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warrantees and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 12, 2010, the date of the Company's financial statement issuance and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

ABRAMSON FINANCIAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

September 30, 2010	**Schedule I**
Total member's equity from statement of financial condition	$463,317
Less: Non-allowable assets	
Prepaid expenses	331
Net capital	$462,986
Total aggregate indebtedness	$ 9,600
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$457,986
Ratio of aggregate indebtedness to net capital	0.02 to 1

Note: There were no material differences between the audited computation of net capital included above and the corresponding schedule included in the Company's unaudited September 30, 2010 Form X-17A-5 Part IIA filing.

1. **Computation for determination of reserve requirements under Rule 15c3-3**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of September 30, 2010.


BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member
Abramson Financial, LLC

In planning and performing our audit of the financial statements of Abramson Financial, LLC (the ***"Company"***), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2010